UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                    TNS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    872960109
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                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, Delaware 19801                    Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D  AMENDMENT  NO. 1 (THE "AMENDED  13D") AMENDS AND RESTATES THE
SCHEDULE 13D FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MARCH 23, 2006 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13D TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.


Cusip No.  872960109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                          Endowment Capital Group, LLC
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)                    Not
            (b)                 Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:    Delaware

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        Number of                        7) Sole Voting Power:              0*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:            0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:         0*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:       0
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*

--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      0.0%*

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):     CO

--------------------------------------------------------------------------------
*Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 3,519,650 shares of the Common Stock, $0.001 par value per share (the "Shares"), of TNS, Inc., a Delaware corporation (the "Company") as of March 21, 2006 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Endowment LLC is deemed to beneficially own no Shares, or approximately 0.0% of the Shares deemed issued and outstanding as of the Reporting Date. Endowment LLC's interest in the Shares is limited to its pecuniary interest, if any, in the Limited Partnerships.

THIS SCHEDULE 13D  AMENDMENT  NO. 1 (THE "AMENDED  13D") AMENDS AND RESTATES THE
SCHEDULE 13D FILED WITH SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON MARCH 23, 2006 BY ENDOWMENT CAPITAL GROUP, LLC ("ENDOWMENT LLC") AND CERTAIN OF ITS AFFILIATES UNDER THE CENTRAL INDEX KEY FOR ENDOWMENT LLC (THE "PRIOR 13D"). THIS AMENDED 13D CORRECTS THE PRIOR 13D AND REPORTS THAT ONLY MR. PHILIP C. TIMON, AND NOT ENDOWMENT LLC AND CERTAIN OF ITS AFFILIATES, IS THE REPORTING PERSON WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13D. BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13D, MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13D WITH THE SEC, MR. TIMON HAS CAUSED A SCHEDULE 13D TO BE FILED WITH THE SEC DISCLOSING THAT MR. TIMON POSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13D.


Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended and restated in its entirety as follows:

          The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (the "Shares") of TNS, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 11480 Commerce Park Drive, Suite 600, Reston, Virginia 20191.


Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Endowment LLC has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was, or is, now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          The Limited Partnerships have invested an aggregate amount of $70,387,056 (inclusive of brokerage commissions) in the Shares reported herein. All of the funds used in making the purchases of Shares described in Item 5 of this Schedule 13D, as amended, came from the working capital of the Limited Partnerships.


Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon, on behalf of the Limited Partnerships, utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for high growth. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

          Mr. Timon reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions.

          Mr. Timon is continuing to analyze the recently proposed management buyout transaction concerning the Company and is evaluating a number of alternatives, including potential discussions of adequacy of the price as well as possibly joining the group of buyers.

          In addition to the actions set forth above, Mr. Timon may engage in any of the actions specified in Items 4(b) through 4(j) to the Schedule 13D general instructions.

          Except as set forth above, Mr. Timon has no present plans or proposal which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Company's Annual Report on Form 10-K for the year ending December 31, 2005 as filed with the Securities and Exchange Commission on March 16, 2006, there were 23,971,001 Shares issued and outstanding as of December 31, 2005. As of March 21, 2006, the Limited Partnerships owned in the aggregate 3,519,650 Shares. Mr. Timon possessed the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of March 21, 2006, for the purposes of Reg. Section 240.13d-3, Endowment LLC is deemed to beneficially own no Shares, or approximately 0.0% of the Shares deemed issued and outstanding as of that date.

          Endowment LLC's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

          The following table details the transactions during the sixty days prior to March 21, 2006 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

        Date                        Quantity                      Price
        ----                        --------                      -----

    March 7, 2006                     50,000                     $16.1900
    March 8, 2006                      5,000                     $15.8780
    March 9, 2006                    122,450                     $16.1400
    March 14, 2006                    60,800                     $20.3095
    March 14, 2006                     5,700                     $20.3692
    March 14, 2006                   122,500                     $20.7130
    March 14, 2006                    11,000                     $20.5909
    March 15, 2006                       900                     $20.3500
    March 15, 2006                    71,700                     $20.1500
    March 15, 2006                    70,000                     $20.2132
    March 16, 2006                    50,000                     $20.2500
    March 17, 2006                    75,400                     $20.2804
    March 20, 2006                    50,000                     $20.6397
    March 20, 2006                    30,100                     $20.6270
    March 21, 2006                    27,700                     $20.8527
    March 21, 2006                    19,900                     $20.8880


                                     (Sales)

                                      None.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.

                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           January 4, 2007

                                           ENDOWMENT CAPITAL GROUP, LLC

                                           /s/ Philip C. Timon
                                           -------------------------------------
                                           Philip C. Timon, Sole Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).